July 1, 2010
BY HAND AND BY EDGAR
Robert Telewicz
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	Nationwide Health Properties, Inc. Form 10-K for the year ended December 31, 2009 Filed February 18, 2010 File No. 001-09028
Dear Mr. Telewicz:
Nationwide Health Properties, Inc., a Maryland corporation (the “Company”), is submitting this letter in response to your letter to Abdo H. Khoury, dated June 17, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2010 (the “Form 10-K”).
For your convenience, set forth below is your comment, followed by the Company’s response. All references to page numbers correspond to the page numbers in the Form 10-K.

Mr. Robert Telewicz
July 1, 2010

Revenue Recognition, page 65
1.	It appears that you have reserved approximately 80% of your straight-line rents receivable balance and 66% of your outstanding tenant receivable balance as of December 31, 2009. Please explain to us how you determined a significant portion of your balances required a reserve at year end. In your response, tell us whether any one leasee or group of leasees comprises a substantial portion of either receivable balance at year end, and if so tell us the results of any impairment test performed on the building occupied by those tenants.
Response:
We generally lease our senior housing and long-term care facilities and certain medical office buildings to single tenants under “triple-net,” and in most cases, “master” leases. We generally lease our medical office buildings to multiple tenants under separate non-triple-net operating leases, where we are responsible for many of the associated operating expenses. Rental revenue from our single-tenant triple-net lease properties and tenants from our multi-tenant properties were 81% and 19%, respectively, of our 2009 total rental revenues. We disclosed our accounting policy for collectability of receivables on pages 44 and 67 of the Form 10-K. Specifically, in assessing the collectability of our straight-line rents receivable balance for our triple-net properties, we assess various quantitative and qualitative factors, including each tenant’s ability to pay rent based on the tenant’s business operations performance, each tenant’s own capitalization, and the type of leased property. For those tenants whose operations after capital expenditures do not generate cash flow in excess of the contractual cash rent or the tenant is thinly capitalized or the property is a skilled nursing facility whereby the tenant is highly dependent upon government reimbursement, we reserve the straight-line rent receivable as we cannot conclude, based on historical experience, that collection is reasonably assured. We believe that when collectability is not reasonably assured, the revenue recognition criteria of SAB No. 104 have not been met.
Approximately 90% of our buildings subject to triple-net leases have initial lease terms generally ranging from 10 to 21 years including two or more multiple-year renewal options. When collectability of amounts in excess of current contractual cash rents is not reasonably certain given the various quantitative and qualitative factors discussed above as well as the long-term nature of these leases, appropriate reserves are recorded. We generally do not reserve straight-line rent receivables from tenants in our medical office buildings as those tenants have historically made payments of contractual rent over the entire terms of the leases and, additionally, these leases tend to be much shorter in duration. Our medical office buildings

Mr. Robert Telewicz
July 1, 2010

account for 6% of the gross straight-line rent receivable balance and 28% of the net straight-line rent receivable balance at December 31, 2009. Our triple-net leases account for 94% of the gross straight-line rent receivable balance and 72% of the net straight-line rent receivable balance at December 31, 2009. Our two largest tenants as a percentage of total revenues make up 41% of our total gross straight-line rent receivable balance. Our five largest tenants as a percentage of total revenues make up 54% of our total gross straight-line rent receivable balance.
In assessing the collectability of our tenant receivables balance, we reserve any contractual amount owed that is not reasonably assured of being collectable. Over 50% of the outstanding gross tenant receivable balance at December 31, 2009 is due from four tenants. One of these tenants owes $4.1 million and this amount is fully reserved as a result of non-payment when contractually due. We have since amended the lease with the outstanding amounts to be paid ratably over time beginning in 2012. For the other three tenants, we have reserved a combined $4.8 million due to the fact that we have been or are in litigation with the tenants.
The Company disclosed its accounting policy for assessing impairments on pages 43 and 66-67 of the Form 10-K. Specifically, in assessing impairment of long-lived real estate assets the Company follows ASC Topic 360, Property, Plant and Equipment (“ASC 360”). The guidelines in ASC 360 employ a “three-step approach” described as follows: (1) Management reviews its long-lived assets used in operations for impairment every three months or when there is an event or change in circumstances that indicates that the carrying value may not be recoverable. For our triple-net portfolio, we perform this review by evaluating the performance of the tenant’s business operations compared to the rent that the tenant contractually owes. For our medical office building portfolio, we perform this review by evaluating the net cash flow generated by each building; (2) If a triggering event has occurred, anticipated future cash flows are measured on an undiscounted basis to determine if the property’s carrying value will be recovered; and (3) If the carrying value is not recoverable, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. In assessing whether an impairment exists for a property with reserved straight-line rent receivables or reserved tenant receivables, we evaluated the expected future undiscounted cash flows that we would expect to receive from the property based on the property’s current in-place operations and also our ability to replace an existing tenant with another tenant. We have also considered our ability and intent to hold the property over the long term and we have determined that we currently have adequate capital resources available to us to hold our properties over the long term. Our determination at December 31, 2009, that we had capital resources available to us to hold our properties over the long term was based on a cash balance at December 31, 2009 of $382 million, an undrawn $700 million credit facility, access to both the equity and debt markets and our investment grade credit rating. Based on these assessments, we determined that our properties at December 31, 2009 were not impaired because the carrying value of each asset will be recovered by aggregating the undiscounted future cash flows expected to result from the use and eventual disposition of each asset.

Mr. Robert Telewicz
July 1, 2010

In connection with our response to your letter, the Company acknowledges the following:
• the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact the undersigned at (949) 718-4410.
Please acknowledge receipt of this letter by file-stamping and returning the enclosed duplicate of this letter to the undersigned.
Respectfully yours,
/s/ William M. Wagner
William M. Wagner
Vice President and Controller

cc:	Kevin Woody, Accounting Branch Chief Securities and Exchange Commission Jonathan L. Friedman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP